Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Evergreen Resources, Inc.
Commission File No. 333-116434

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced the proposed merger of a wholly-owned subsidiary of Pioneer with and into Evergreen. Set forth below are slides presented at the Herold Pacesetters Energy Conference on September 21, 2004.

PIONEER NATURAL RESOURCES John S. Herold Pacesetters Conference "Chutes and Ladders - Building a Pacesetters Company" September 21, 2004

Forward-Looking Statements Except for historical information contained herein, the statements in this Presentation are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, and the business prospects of Pioneer are subject to a number of risks and uncertainties which may cause the Company's actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, international operations and associated international political and economic instability, litigation, the costs and results of drilling and operations, Pioneer's ability to replace reserves, implement its business plans or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are described in Pioneer's 10-K and 10-Q Reports and other filings with the Securities and Exchange Commission. This Presentation does not constitute an offer of any securities for sale.

Chutes and Ladders - Before You Begin Square 1 Can I count on these assets to deliver sustainable growth and free cash flow? Determine your strategy Acquire and exploit Pure exploration Combination of the two Find and develop the right people Technical expertise Culture Implement the right processes Capital allocation Exploration risk Begin with the right assets Long-lived, stable Determine the appropriate size Capacity for growth Which strategy maximizes NAV and shareholder return over the long-term during any business cycle? Do they have the technical expertise and experience to execute? Are the processes in place to minimize mistakes and increase the probability of success? Can a series of exploration successes still move the needle? Understand the Rules of the E&P Game

Moderate low-risk growth from long-lived North American onshore assets Requires less than 50% 2004 DCF 5,000 development locations Deploy portion of free cash flow to high-impact exploration with a balance between North American and international plays Harvest portion of cash flow from high-return exploration successes to rebalance portfolio Expand position in existing core areas through bolt-on acquisitions Expand exploration portfolio Return dollars to shareholders in the form of share repurchases and dividends Pioneer goal: above average growth in net asset value per share Determine the Right Strategy Square 1

Find and Develop the Right People ENGINEERING GOALS XM BP CP CTX other East 25 10 9 7 9 ExxonMobil Other ChevronTexaco ConocoPhillips BP GEOSCIENCE TEAM Experience with the majors GEOSCIENCE RESOURCES Average 20 years of experience with major oil companies 70 geoscientists 45,000 square miles of 3-D data 90 workstations Square 1 PIONEER TEAM Establish empowering culture Open communication Trust High-energy environment Common purpose Entrepreneurial spirit Implement excellent retention Competitive compensation High level of job satisfaction Celebrate accomplishments Performance based restricted stock granted to all employees Promote individual accountability Question weaknesses Make timely decisions

IDEA! G&G Engr. Play Analysis Seis models Mapping Research Reservoir Drilling Facilities Comm. Terms Market RISK SIZE ECONOMICS PEER REVIEWS Re-Map, Improve estimates FINAL MMRA Portfolio Analysis MC APPROVAL EXECUTE POST AUDIT Lookback FIT & VALUE Implement the Right Processes Project Life Cycle Square 1

Measures and explains annual changes in 2P reserve volumes and value 2P value represents majority of corporate NAV Compare predicted and actual end-of-year values Price and foreign exchange rate normalized The effects of capital, production and acquisitions are incorporated Change In Value Report Post Audit/Full-Cycle Analysis The post audit/full-cycle analysis is designed to address four questions related to capital spending: What was expected to happen? What did happen? Why are outcomes different? Based on this information, what changes will be made? Full-cycle look backs: Do full-cycle economic returns match expectations? Square 1 Implement the Right Processes

Square 1

Begin With the Right Assets


Uintah
Utah
Colorado
Kansas
Piceance
Hugoton
Raton
West Panhandle
Texas
Spraberry
Pawnee

U.S. Core Onshore Production*

- Provides stable production and cash flow
- 4.7 Tcfe of proved reserves
  - 75% of total company proved reserves
- ~550 Mmcfepd of current production
  - ~43% of total company production
- ~15% of 2004 discretionary cash flow to maintain production
- ~4,500 drilling locations in inventory
- ~99% operated and fully automated
- R/P Ratio of 23 years
- ~$680 million net operating cash flow in 2003
- ~$13+ billion of future net revenue at $30 oil and $5 gas
- Continue bolt-on acquisitions in core areas

*Pro forma for merger with EVG

8

PXD

PXD PF XTO APC EOG BR NBL APA KMG UCL ECA DVN Reserves/Production Ratio 16.12 14.58430459 13.93384708 12.6269698 12.47425963 12.32403003 11.1 10.43020529 10.39510212 10.24301641 8.319258859 Proved Developed Reserves/Production Ratio 10.35 10.96251481 9.348361689 8.437549926 9.290733468 10.94067347 7.9 5.599670976 5.229074955 6.299902497 6.307140985 * As of 12/31/03, pro forma for acquisitions and divestitures. Peer group data compiled by J.P. Morgan Securities Inc. Begin With the Right Assets Square 1

FST NBL NFX PPP CHK XTO PXD EOG KMG APC BR APA DVN '03 Production 149.2 212.2 220.5 253.4 268.4 286.5 338.4 407.7 593.4 914.1 937 1151.3 1366.2 '03 Reserves 1.487 2.741 1.729 1.852 4.053 5.52 6.354 5.216 7.938 10.685 11.752 14.43 12.534 Determine the Appropriate Size* Square 1 Bcfe Tcfe * As of 12/31/03, pro forma for acquisitions and divestitures. Peer group data compiled by J.P. Morgan Equity Research

Playing the Game

Chutes and Ladders – 10 Year Lookback

Ladders

- **Bridge acquisition 1994**
  1st International asset, significant exploration success, huge gain on sale
- **MESA merger 1997**
  Long-lived NA gas, large enough to build exploration team
- **Chauvco acquisition 1997**
  Argentina assets
- **Entered Africa late 90s**
  South Africa and West Africa assets
- **Non-strategic asset divestiture 1999**
  Concentrated position in 4 key US onshore areas
- **Success in deepwater GOM early 00s**
  Concentrated position in 4 US onshore areas
- **Bolt-on acquisitions in core areas early 00s**
  Deepwater discoveries, Permian, Mid-Continent
- **Production & CF from expl. successes**
  Significantly higher oil & gas prices than those used to sanction projects
- **Significant financial flexibility**
  Reactivate aggressive development program, debt reduction, share repurchases
- **New discoveries to commercialize**
  Gabon, Alaska, S. Africa gas, Deepwater GOM
- **Evergreen Merger 2004**
  Expands long-lived NA base with significant drilling opportunities
- **Patience**

Mid-1990's — Current

Chutes

- **Bridge acquisition 1994**
  Too small to participate in development of LNG discovery
- **MESA merger 1997**
  Levered up before commodity prices fall, delayed divest, lengthy reorg.
- **Early exploration missteps**
  Pinnacle Reef / Cotton Valley
- **Assessing political risk**
  Argentina devaluation
- **Delays on non-op GOM projects**
  Canyon Express, Devils Tower
- **Patience**
  Waiting on exploration successes

11

PXD

Playing the Game

Chutes and Ladders – Looking Forward


8 ft.

- Long-lived foundation assets in Mid-Continent and Rockies will deliver sustainable growth and low maintenance capital requirements
  - Base for future bolt-on acquisitions
  - Option of increasing production in high commodity price environment


20 ft.

- Long-lived Rockies CBM development
- Defined discoveries awaiting commercialization to increment production
  - Gulf of Mexico, Gabon, South Africa Gas, North Africa Gas, and Alaska
- Series of sidetrack and exploration wells planned to mitigate declines and add new production around existing projects Gulf


32 ft.

- Four high-impact exploration focus areas in Deepwater Gulf of Mexico, Alaska, West Africa, and North Africa
  - Net unrisked reserve potential of ~800 MMboe in five focus areas of deepwater Gulf of Mexico
  - Over 1,000,000 gross acres in Alaska in six different areas
  - Signed joint exploration agreements with Kosmos, ERHC, and ROC in West Africa
  - Over 5,000,000 gross acres in Tunisia in six different blocks
- Free cash flow optionality of ~$1.2-$1.3B over next two years

12

PXD

Best long-lived gas assets in North America Large low-risk drilling inventory in Raton Basin Less than 50% drilled Over 360,000 net acres 1,500 to 2,500 drilling locations Substantial acreage position in other CBM growth basins 220,000 net acres in Piceance and Uintah 100,000 net acres in Canada Low cost reserves Five-year average F&D of $2.96 per Boe Five-year average organic F&D of $1.98 per Boe (source: Wachovia) Strong cash-on-cash returns Three-year average recycle ratio of 4.4X (source: Wachovia) Expect closing September 28, 2004 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Accelerating development, 300 wells planned in 2005 Evergreen Merger Rockies Growth Playing the Game

Exploration Prospect Inventory Gulf of Mexico Argentina West Africa Alaska North Africa Area 910 600 600 500 150 Net Unrisked Reserve Potential >2 Billion BOE Alaska Argentina Gulf of Mexico West Africa North Africa Area Prospects Alaska 15 Gulf of Mexico 44 Argentina 30 West Africa 15 North Africa 26 Total 130 Playing the Game

2000 2010 Base 119.3 114 111.5 114.4 78 79.5 79 78 77 76 75 Argentina 28 32 41 46 51 56 61 Canada 8 8 9 10 11 12 13 Tunisia 1 2 4 6 8 10 12 EVG 8 33 39 45 52 60 69 Offshore 2 39.1 65 48 35 22 12 7 7 Sable 1.3 8 5 2 0 0 0 0 Alaska 0 0 0 0 14 31 31 Ozona Deep 0 0 1 4 3 1 0 South Africa Gas 0 0 0 7 7 7 7 Gabon 0 0 9 15 13 10 10 Tunisia Gas 0 0 1 2 4 6 6 Risked Exploration 0 8 17 29 52 68 68 Acquisition Wedge 4 13 15 16 18 18 Production Per Share Add 4 13 15 16 18 18 Production Growth Profile $200 MM in Acquisitions or Share Repurchases in 2005 & 2006 Expand onshore development program to include Raton Continue to build exploration portfolio in focus areas Target 10% CAGR per share for 2004-2008 Continue to evaluate projects based upon overall NAV per share Be prudent stewards of free cash flow Long-Term Value Creation 10% CAGR Risked Exploration Success Commercialization Projects Gulf of Mexico Production Base Onshore Production 2004E Evergreen Assets Playing the Game

PIONEER NATURAL RESOURCES John S. Herold Pacesetters Conference "Chutes and Ladders - Building a Pacesetters Company" September 21, 2004

The proposed merger has been submitted to each of Pioneer's and Evergreen's stockholders for their consideration, and Pioneer has filed with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer has also filed other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You are able to obtain a free copy of the joint proxy statement-prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC's Internet Site (http://www.sec.gov). Copies of the joint proxy statement-prospectus can also be obtained without charge, by directing a request to: Susan Spratlen; 5205 N. O'Connor Blvd, Suite 900, Irving, Texas 75039; 972-969-3583 Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed merger.

Legal Information

     This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.

     The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer has filed with the SEC a registration statement containing the joint proxy statement—prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement—prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement—prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement—prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.